June 16, 2009

Via Edgar and Regular Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Lisa Sellars

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Asian Trends Media Holdings, Inc.

Form 10-KSB for the year ended December 31, 2007 filed April 1, 2008 and Form 8-K/A filed March 16, 2009

Dear. Ms. Sellars:

This letter is in response to your correspondence dated April 15, 2009 requesting certain revisions to the Form 10-KSB for the year ended December 31, 2007 filed April 1, 2008 and Form 8-K/A filed March 16, 2009 filed by Asian Trends Media Holdings, Inc. (the “Company”) or its predecessor companies.  We have responded to all of your requested changes to the Form 8-K/A and Form 10-Q referenced above as indicated below.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A(T). Controls and Procedures, page 42

1.

The Company’s management had not completed its assessment of internal control over financial reporting as of the filing of the 10-KSB for the year ended December 31, 2007.  The Company estimated in the filing, however, that it would be able to complete the assessment of internal control over financial reporting and work towards compliance with the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2008.  As you will note from the Company’s most recent 10-K filing (filed on April 14, 2009), an updated Item 9A Controls and Procedures section was included and the document stated that the Principal Executive Officer and Principal Accounting and Financial Officer had evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) as well as the internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) under the Exchange Act.

2.

Per your request, the format of the Company’s annual filing for the year ended December 31, 2007 has been amended to reflect Form 10-K instead of the out-of-date Form 10-KSB.

3.

As you will see in Item 9A of the Company’s most recent 10-K for the period ended December 31, 2008, the Company included a management’s report on internal control over financial reporting as suggested by the guidance in Item 308 of Regulation S-K.

Form 8-K/A filed March 16, 2009

4.

We have amended the Form 8-K/A to include the items specifically mentioned in your comments and required in Items 2.01(f) and 5.01(a)(8) of Form 8-K.

Exhibit 99.1

Consolidated Financial Statements

5.

The correct name of the acquired company is Asian Trends Broadcasting, Inc., and should be listed as such. We have made this amendment to the Form 8-K filed January 5, 2009 and the Agreement for Share Exchange.

Note 3(l)&3(m)—Summary of Significant Accounting Policies, Comprehensive income and Foreign Currency Translation, page F-8

6.

The end of period exchange rate (12/31/08), average exchange rate during the year, and historical exchange rates were substantially the same. As such, any foreign currency adjustment would be immaterial. We have updated the footnotes accordingly to explain this situation (both the Comprehensive Income footnote and the Foreign Currency Translation footnote).

Note 4—Other receivables and Deposits, page F-12

7.

On page F-12, the disclosure is correct. The SEC is misreading this paragraph – the Company is simply disclosing its policy regarding receivables “if” there were receivables deemed uncollectible. The Company does not have receivables deemed to be uncollectible. No adjustment to the financial statements is necessary.

Exhibit 99.2

Unaudited Pro Forma Combined Financial Statements

8.

Related adjustments have been made to the Pro Forma Combined Financial Statements and explanation added in notes 1 and 3 of the Pro Forma Combined Financial Statements.

As requested in your letter, we are providing you with redlined, compared copies of this Amended 8-K/A that show the many changes made to this document.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

/s/ Zhi Jian Zeng

Zhi Jian Zeng, CEO